BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103

February 8, 2021

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We note the filing of an Item 4.01 Form 8-K for the event that occurred on February 1, 2021, filed by our former client, Commonwealth Income & Growth Fund V ("Fund"), on February 5, 2021. We agree with the statements made in response to that Item insofar as they relate to our Firm.

In addition, a material weakness was identified by the Company's Principal Financial Officer and Principal Accounting Officer in connection with the review of the financial statements as of June 30, 2020 due to ineffective controls over period end financial disclosure and reporting processes. The material weakness was not remediated as of September 30, 2020.

Very truly yours,

BDO USA, LLP